December 16, 2019

Rick Gean
Chief Financial Officer
Arrestage International, Inc.
20343 N. Hayden Road, Suite 101
Scottsdale, Arizona 85255

       Re: Arrestage International, Inc.
           Form 10-K for the year ended December 31, 2018
           Filed on April 1, 2019
           Form 10-Q for the period ended September 30, 2019
           Filed on November 15, 2019
           File No. 333-222148

Dear Mr. Gean:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the period ended September 30, 2019

Item 4. Controls and Procedures, page 15

1. Please amend the Form 10-Q to definitively conclude whether your disclosure controls and procedures were effective as of September 30, 2019. Please address this comment as it relates to your March 31, 2019 and June 30, 2019 Form 10-Qs. Refer to
Item 307 of
      Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Ameen Hamady at 202-551-3891 or in his absence, Terence O' Brien at
202-551-3355 with any questions.
 Rick Gean
Arrestage International, Inc.
December 16, 2019
Page 2




FirstName LastNameRick Gean                  Sincerely,
Comapany NameArrestage International, Inc.
                                             Division of Corporation Finance
December 16, 2019 Page 2                     Office of Life Sciences
FirstName LastName